SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Announces Capital Increase

São Paulo, April 7, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL e B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, in addition to the Material Fact disclosed on September 15, 2021, and February 7, 2022, announces that on the date hereof its board of directors approved a capital increase of up to 67,347,010 preferred shares in the amount of R$2,873,696,916.70 and a minimum of 22,224,513 preferred shares in the amount of R$948,319,969.71 (the “Capital Increase”).

In the context of the Capital Increase, the shareholders of the Company are entitled to pro rata preemptive in the subscription of preferred shares and may assign such preemptive rights to third parties. The exercise period of the preemptive rights shall be thirty (30) calendar days from April 13, 2022 (including this date), to May 13, 2022 (including this date). The right to proportionally subscribe for preferred shares according to the preemptive rights referred to in this release has not been registered with the U.S. Securities and Exchange Commission and will not be offered or extended absent registration or an applicable exemption from registration requirements.

The information on the capital increase, including the procedures for the exercise of the preemptive rights by the shareholders, are described in the Notice to the Shareholders disclosed today by the Company and available on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the Company (www.voegol.com.br/ri)

****

Investor Relations

ri@voegol.com.br
www.voegol.com.br/ir
+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer